Exhibit 99.4

Annual General Meeting of TuanChe Limited

Date: November 22, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

RESOLUTIONS:

	For	Against	Abstain
1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Marcum Asia CPAs LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐
2. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Mr. Tong Zhang as an independent director of the board of directors of the Company (the "Board"), a member of the audit committee of the Board and a member of the nominating and corporate governance committee of the Board.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

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Please Sign Here

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← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of TuanChe Limited to be held on November 22, 2023 For Holders as of October 23, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. (Eastern Daylight Time) November 16, 2023.

PROXY TABULATOR FOR

TUANCHE LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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TUANCHE LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Daylight Time) on November 16, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of TuanChe Limited registered in the name of the undersigned on the books of the Depositary as of the close of business October 23, 2023 at the Annual General Meeting of the Shareholders of Tuanche Limited to be held on November 22, 2023 at 10:00 a.m. (local time) in 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR TUANCHE LIMITED P.O. Box 8016 CARY, NC 27512-9903